Exhibit 99.2

Notice to Owners of Ordinary Shares

Brainsway Ltd.

Proxy Card

Owners of record on May 8, 2024 (the “Record Date”) of Ordinary Shares of Brainsway Ltd. (the “Company”) are hereby notified of an upcoming annual general meeting of the Company to be held on Monday June 17, 2024 in Israel (the “Annual Meeting”).

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card by completing, dating, signing and sending the proxy to the Company's offices so that it is received by the Company no later than Friday, June 14, 2024, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Friday, June 14, 2024, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at Annual Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on June 17, 2024). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your shares.

If you have any questions, need assistance in voting, or need additional material, please contact our general counsel and company secretary by e-mail: mklein@brainsway.com

Brainsway Ltd.

Dated: May 8, 2024

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ANNUAL GENERAL MEETING OF

BRAINSWAY LTD.

TO:	Brainsway Ltd.
Fax Number: +972-2-581-2517
Email: mklein@brainsway.com
Telephone Number: +972-2-647-6003
Annual General Meeting to be held on June 17, 2024

FROM:
Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature

CONTACT INFO:
Telephone Number/ E-mail Address

TOTAL NUMBER ORDINARY SHARES

HELD AS OF MAY 8, 2024, (all of them being voted):

__________________________________

DATE: ________________________

Brainsway Ltd.

Annual General Meeting

June 17, 2024

The above-noted holder of Ordinary Shares of Brainsway Ltd. (the “Company”) hereby requests and instructs Mr. Ami Boehm to endeavor insofar as practicable, to vote or cause to be voted the number of Ordinary Shares held as of close of business on May 8, 2024 at the Annual General Meeting of the Company to be held in Israel on June 17, 2024 at 3:00p.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED (AFTER COMPLETION) BY

11:00A.M. ISRAEL TIME ON JUNE 14, 2024 (OR IF VOTED ELECTRONICALLY BY 9:00A.M. ISRAEL TIME ON JUNE 17, 2024) IN ORDER TO BE VALID

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ANNUAL GENERAL MEETING OF

BRAINSWAY LTD.

1. RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2023 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

2a. RESOLVED, that Mr. Ami Boehm be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2b. RESOLVED, that Dr. David Zacut be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2c. RESOLVED, that Mr. Avner Hagai be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2d. RESOLVED, that Ms. Eti Mitrany be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2e. RESOLVED, that Ms. Karen Sarid be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2f. RESOLVED, that Prof. Avraham Zangen be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2g. RESOLVED, that Mr. Yossi Ben Shalom be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

2h. RESOLVED, that Mr. Avner Lushi be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

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3. RESOLVED, to approve an increase of the compensation and a grant of equity to Mr. Ami Boehm for his his capacity as active Chairman of the Board of Directors on the terms described in the Proxy Statement.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

4. RESOLVED, to approve the grant of equity in the form of options and restricted share units to the directors of the Company on the terms described in the Proxy Statement. ☐ FOR ☐ AGAINST ☐ ABSTAIN

5. RESOLVED, to approve a grant of equity to Mr. Hadar Levy, the Company's Chief Executive Officer, on the terms described in the Proxy Statement. ☐ FOR ☐ AGAINST ☐ ABSTAIN

5a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above? (Response required for vote to be counted.)

If you are not a controlling shareholder and you do not have personal interest, please mark – NO.

☐ YES ☐ NO

6. RESOLVED, to approve the Compensation Policy of the Company as set forth in the Proxy Statement. ☐ FOR ☐ AGAINST ☐ ABSTAIN

6a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 6 above? (Response required for vote to be counted.)

If you are not a controlling shareholder and you do not have personal interest, please mark – NO.

☐ YES ☐ NO

End of resolutions

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